Brascan Power Changes Name to Brookfield Power Corporation

Gatineau, Quebec, January 30, 2006 - Brascan Power Corporation today announced that it has changed its name to Brookfield Power Corporation, effective immediately.

In November 2005, Brookfield Power’s parent organization, Brascan Corporation changed its name to Brookfield Asset Management with a goal of building the asset management franchise under a single unified name across all of the company's operations.

“Our success as a company is in large part, a function of the synergies between the businesses within Brookfield Asset Management,” said Harry Goldgut, Co-Chairman and Chief Executive Officer, Brookfield Power. "We strongly believe there are significant benefits to be achieved by uniting our operations under one brand name, to recognize and build on our strengths.”

The name change will not affect the operations of any of Brookfield Power’s generating facilities and will incorporate Brookfield Power branded business units across all North American operations.

Brookfield Power currently operates 133 power generating facilities in Ontario, Quebec, British Columbia, New York State, New England, Pennsylvania, Maryland, Louisiana and Brazil with interjurisdictional transmission interconnections.

As part of the name change initiative, Brookfield Power has changed its website address from www.brascanpower.com to www.brookfieldpower.com.

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About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management. Brookfield Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brookfield Power’s portfolio comprises almost 3,500 megawatts of capacity and includes 131 hydroelectric power generating stations located on 43 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast. (See www.brookfieldpower.com for more details). Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges under BAM. (See www.brookfield.com for more details).

For more information please contact:
Brookfield Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Email: shelley.moorhead@brookfieldpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brookfield Asset Management’s Form 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.